October 5, 2009

H. Christopher Owings

Assistant Director

United States Securities & Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Atlas Pipeline Partners, L.P. Registration Statement on Form S-1 Filed September 3, 2009 File No. 333-161713

Dear Mr. Owings:

This letter sets forth Atlas Pipeline Partners, L.P.’s (the “Registrant”) response to the comments of the Staff of the Division of Corporate Finance of the Securities and Exchange Commission in its comment letter dated September 28, 2009. For your convenience, each comment has been repeated in bold type exactly as set forth in the comment letter. The Registrant’s response to the comment is set forth immediately below the text of the comment.

Registration Statement on Form S-1

Selling Unitholders, page 4

1.	Please identify all selling unitholders who are registered broker-dealers or affiliates of broker-dealers. Please note that any broker-dealer must be identified as an underwriter if the shares were not issued as underwriting compensation. For a selling unitholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these representations in the prospectus, please disclose that the seller is an underwriter.

H. Christopher Owings

Assistant Director

October 5, 2009

The Registrant has provided the requested disclosure on pages 4 and 5.

2.	Please identify the natural person(s) who have or share voting or investment power over the units held by Morgan Stanley Strategic Investments, Inc. and Susquehanna Equity Investments, Inc. Refer to Regulation S-K Compliance and Disclosure Interpretation 240.04 available on our website at http://www.sec.gov/divisions/corpfin.shtml.

The Registrant has provided the requested disclosure in the footnotes to the table on page 5.

Signatures, page II-4

3.	Please revise your signature page to provide a signature on behalf of the registrant as required by Form S-1.

The Registrant has provided the signature.

Additionally, the Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

H. Christopher Owings

Assistant Director

October 5, 2009

•	it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ATLAS PIPELINE PARTNERS, L.P. By: Atlas Pipeline Partners GP, LLC

By:	/s/ Eric T. Kalamaras
Name:	Eric T. Kalamaras
Its:	Chief Financial Officer